Exhibit 16

Deloitte & Touche LLP 1700 Market Street Philadelphia, PA 19103-3984 USA Tel: +1 215 246-2300 Fax: +1 215 569-2441 www.deloitte.com

May 27, 2009

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.   20549-7561

Dear Sirs/Madams:

We have read Item 4 of Prudential Bancorp, Inc’s of Pennsylvania Form 8-K dated May 28, 2009, and have the following comments:

1.	We agree with the statements made in first sentence of the first paragraph, second and third sentences of the sixth paragraph, and second, third, and fourth paragraphs in their entirety.

2.
We have no basis on which to agree or disagree with the statements made in the second sentence of the first paragraph, first and fourth sentences of the sixth paragraph, and fifth paragraph in its entirety.

Yours truly,

/s/ Deloitte & Touche LLP